Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of EUDA Health Limited on Form F-3 of our report dated June 3, 2022, except for Note 3, which is dated July 25, 2022 with respect to our audit, before the adjustment to the consolidated financial statements as described in Note 4, of the consolidated financial statements of operations and comprehensive income, changes in shareholders’ deficit and cash flow of EUDA Health Limited appearing in the Annual Report on Form 20-F of EUDA Health Limited for the year ended December 31, 2023.

We were dismissed as auditors on September 1, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

Friedman LLP

New York, New York

October 18, 2024